237 Park Avenue
New York, New York
10017.3142 USA
Tel 212.880.6000
Fax 212.682.0200

www.torys.com

March 17, 2010

By Hand & Via Edgar

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	IESI-BFC Ltd.
Registration Statement on Form F-4
Filed January 19, 2010
File No. 333-164402

Dear Ms. Long:

On behalf of our client, IESI-BFC Ltd. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of February 17, 2010 to Keith A. Carrigan, Vice Chairman and Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-4, File No. 333-164402, filed on January 19, 2010 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein.  To assist the Staff in reviewing this letter, we will separately deliver to you and Ms. Haywood, by hand, a copy of this letter, along with a marked copy of Amendment No. 1 showing changes against the Registration Statement as originally filed on January 19, 2010.  If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.  Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

General

1.                                       Please note that we may have comments on the legal opinion, preliminary proxy card and other exhibits once they are filed.  Please understand that we will need adequate time to review these materials before effectiveness.

Response.

The Company has asked us to advise the Staff that Exhibit 5.1 (opinion of Torys LLP as to the validity of the common shares of IESI-BFC Ltd. being registered), Exhibit 8.1 (opinion of Akin Gump Strauss Hauer & Feld LLP as to certain United States federal income tax matters), Exhibit 8.2 (opinion of Torys LLP as to certain United States federal income tax matters), Exhibit 8.3 (opinion of Torys LLP as to certain Canadian income tax matters) and Exhibit 99.1 (form of proxy card for the Waste Services, Inc. special meeting of stockholders) have now been filed with Amendment No. 1.  In addition, the Company has filed a Waiver, dated as of January 8, 2010 (the “Waiver”), as Exhibit 99.2 to Amendment No. 1.  The Company does not intend to file any additional exhibits to the Registration Statement.

Calculation of Registration Fee Table

2.                                       We note that the sum of the shares in footnote 1 does not equal the amount of shares to be registered in the table.  Please revise or explain to us why the numbers are different.

Response.

The Company has revised the “Calculation of Registration Fee” table, which appears on the cover page of Amendment No. 1, to register 35,688,692 shares of Company common stock which represents the sum of (a) and (b) in footnote 1 to the table.

3.                                       Please clarify whether the 5,753,740 shares you refer to in footnote (1)(b) of the fee table are intended to cover any additional shares that may be issued as a result of an exchange ratio adjustment for an excessive decline in IESI-BFC’s share price.  Your current statement that these shares may be issuable in IESI-BFC’s “sole discretion” does not seem to be consistent with your disclosures about the merger agreement’s requirement to adjust the ratio in this circumstance.  We understand that while IESI-BFC originally had the discretion to provide the additional consideration in the form of cash or stock or both, it later irrevocably waived its right to pay in cash.

Response.

The Company has asked us to advise the Staff that the 5,753,740 shares referred to in footnote (1)(b) of the “Calculation of Registration Fee” table are intended to cover any additional shares that the Company may decide to issue in the event of a disproportionate decline in the Company’s stock price, as calculated in accordance with Section 6.3.5 of the Merger Agreement.

Pursuant to Section 6.3.5 of the Merger Agreement, the Company is not obligated to issue any such additional shares and Waste Services Inc.’s (“WSI”) termination of the agreement under the circumstances specified in Section 6.3.5 does not trigger any obligation by the Company to pay damages to WSI.  As such, the issuance of any such additional shares is at the “sole discretion” of the Company.

The Company has revised the disclosure on pages 6, 7 and 86 of Amendment No. 1 to clarify the circumstances under which any such additional shares may be issued.

The Company further confirms to the Staff that it signed a Waiver, in which it waived its right to provide any additional consideration (under the circumstances of Section 6.3.5 of the Merger Agreement) in the form of cash.  The Waiver is filed as Exhibit 99.2 to Amendment No. 1.

Letter to WSI Shareholders

4.                                       Please ensure that the letter to WSI shareholders, which also serves as a cover page for the prospectus, contains all of the information required by Item 501 of Regulation S-K.  In this regard, please disclose the total number of shares being offered by IESI-BFC in the merger.

Response.

The Company has revised the letter to WSI stockholders to contain all of the information required by Item 501 of Regulation S-K, including the maximum number of shares that the Company expects to offer in the merger.

Inside Front Cover Page of the Prospectus

5.                                       Please disclose (1) that the prospectus incorporates important business and financial information and (2) that this information is available without charge, as required by Item 2(1) and (2) of Form F-4.

Response.

The Company has revised the inside front cover page of the prospectus to provide the information required by Item 2(1) and (2) of Form F-4.

Merger Consideration, pages 6 and 85

6.                                       Where you discuss the adjustment to the exchange ratio to compensate for an excessive decline in the IESI-BFC share price, please state the share prices that would trigger an adjustment where possible.  For example, please give the actual closing share price on November 10, 2009, and if true, clarify that no adjustment to the share price will be made until the IESI-BFC share price drops below $10.64 (80% of the $13.31 closing share price on November 10, 2009).

Response.

The Company has revised the disclosure on pages 6 and 7 of Amendment No. 1 in response to the Staff’s comment.

7.                                       We understand that WSI is not required to complete the merger if IESI-BFC does not increase the merger consideration following a share price decline as described in this section.  Please clarify whether IESI-BFC has an obligation to increase the consideration, such that it would be in breach of the agreement if it failed to pay the increased consideration, and whether it would be required to pay WSI a termination fee if WSI was unwilling to complete the merger absent the adjustment.  Please also clarify what WSI’s intentions are if IESI-BFC does not increase the consideration in this case.  For example, are there circumstances under which WSI would waive this condition?  If so, would WSI resolicit the shareholder vote?  Please also consider whether any risk factor disclosure is appropriate in response to this comment.

Response.

The Company has revised the disclosure on pages 6, 7 and 86 of Amendment No. 1 to clarify that IESI-BFC is under no obligation to increase the merger consideration and that no termination fee or other damages would be payable by IESI-BFC or WSI if WSI was unwilling to complete the merger absent the adjustment.

Thus, for example, if the price of IESI-BFC common shares over the ten trading days prior to the planned closing of the merger dropped below C$11.17 and such percentage decline from its closing price on November 10, 2009 (C$13.96) was more than 20% greater than the percentage decline (if any) of the relevant sector basket over the same period, then WSI would not be required to complete the merger unless IESI-BFC chose to increase the merger consideration by an amount equal to the percentage decline by which IESI-BFC common shares dropped below C$11.17.

The Company has also asked us to advise the Staff that it has no way of currently knowing what WSI’s response may be in the event of a precipitous decline in the trading price of IESI-BFC common shares, which not only would have to be in excess of 20% but also would need to be in excess of 20% when compared to the trading price decline (if any) over the same period of a sector basket consisting of three publicly held companies in the waste service business (Waste Management, Inc, Republic Services, Inc. and Waste Connections, Inc.).

The Company has also asked us to further advise the Staff that it does not feel risk factor disclosure is appropriate given the remoteness of the risk of such a decline.  As of March 15, 2010, the closing price of IESI-BFC common shares on the TSX was C$17.81, which represents a 27.6% increase over the benchmark trading price on November 10, 2009.

Cautionary Statement Regarding Forward-Looking Statements, p. 24

8.                                       Many of the statements in your registration statement relate to present facts or conditions, rather than to historical facts or future events.  In light of this, the phrase in parentheses at the end of the first sentence in the first paragraph on page 24 and the words at the end of the fourth sentence of that paragraph (“and any other statements that are not historical facts”) appear to define forward-looking statements too broadly.  Please make the appropriate revisions to this paragraph.

Response.

The Company has revised the first paragraph on page 24 of Amendment No. 1 in response to the Staff’s comment.

The rights of WSI stockholders will change as a result of the merger, page 28

9.                                       Please revise this risk factor to explain why there are risks associated with changes in the rights of WSI stockholders, and identify any changes that present specific risks you discuss.

Response.

The Company has revised the risk factor on page 28 of Amendment No. 1 in response to the Staff’s comment.

IESI-BFC qualifies as a “foreign private issuer” in the United States, and is exempt from certain U.S. reporting requirements, page 30

10.                                 We note that you introduce the risk that you would fail to be a foreign private issuer at the end of the captioned risk factor, which discusses the risks associated with being a foreign private issuer.  Please discuss the failure to qualify as a foreign private issuer in a separate risk factor.  In this regard, we note that the disclosures on page F-173 indicate that you have more than 50% of your assets located in the U.S.  Your risk factor should explain that retaining your foreign private issuer status depends solely upon U.S. residents owning less than half of your outstanding voting securities, since more than 50% of your assets are located in the U.S.  Please also disclose, if possible, the percentage of your outstanding voting securities you anticipate being held by U.S. residents after the transaction has taken place.

Response.

The Company has revised the risk factor in response to the Staff’s comment by disclosing two separate risk factors on page 30 of Amendment No. 1.  The first risk factor addresses the risk that foreign private issuers are permitted to file less information with the SEC than companies incorporated in the United States, and the second risk factor addresses the risk that IESI-BFC may lose its foreign private issuer status in the future.  The second risk factor makes clear that more than 50% of IESI-BFC’s total assets are located in the United States and that foreign private issuer status thus depends on U.S. residents owning less than half of its outstanding voting securities.

The Company has asked us to advise the Staff that at present it is unable to anticipate the percentage of its outstanding voting securities that will be held by U.S. residents after the transaction has taken place.

Background of the Merger, page 54

11.                                 Please elaborate on why the parties decided to resume discussions about a transaction in August 2009.  Please also elaborate on the extent to which WSI discussed a transaction with the private equity firms in 2008.  We note that WSI did not reach an agreement with either firm, but it is unclear whether the discussions were only preliminary, the extent to which due diligence was conducted, whether any terms or consideration were offered or discussed, and who terminated the discussions and why.

Response.

The Company has revised the disclosure to add the fourth and fifth full paragraphs on page 54 of Amendment No. 1 in response to the Staff’s comment.

12.                                 Please explain how and when the parties arrived at the exchange ratio.

Response.

The Company has revised the disclosure to add the penultimate paragraph on page 54 of Amendment No. 1 in response to the Staff’s comment.

13.                                 We note that WSI engaged CIBC to act as its financial advisor on November 9, 2009.  Please elaborate on WSI’s method of selection of CIBC, as required by Item 1015(b)(3) of Regulation M-A.  Note that this requirement is distinct from the requirement to discuss the qualifications of CIBC, which you appear to have done on page 65 under the heading “General.”

Response.

The Company has revised the disclosure on page 55 of Amendment No. 1 in response to the Staff’s comment.

14.                                 We note that one of WSI’s board members was not present at the November 11 meeting when the merger was approved by WSI’s board.  Please revise all of the references to the board’s “unanimous” approval of the merger throughout the proxy statement/prospectus accordingly.

Response.

In response to the Staff’s comment, the Company has removed all references to the board’s “unanimous” approval of the merger throughout the proxy statement/prospectus.

15.                                 Please elaborate on the negotiation of the potential adjustment to the exchange ratio for significant declines in the price of IESI-BFC’s shares.  Please also discuss why IESI-BFC committed to pay for any such adjustment in the form of shares and not cash after the merger agreement was entered into.

Response.

In response to the Staff’s comment on the negotiation of the potential adjustment to the exchange ratio, the Company has revised the disclosure to add the seventh full paragraph on page 55 of Amendment No. 1.

In response to the Staff’s comment regarding the Company’s waiver that was entered into after the execution of the Merger Agreement, the Company has asked us to advise the Staff that the parties had entered into the transaction on the assumption that there were to be no appraisal rights under Delaware law but were subsequently advised by counsel that the option to provide additional merger consideration in cash could, under certain theoretical circumstances, potentially generate such appraisal rights.  As a result, the Company executed the Waiver to remove this theoretical possibility and to affirm the basis upon which the parties had structured and entered into the transaction.

Opinion of Financial Advisor to the WSI Board of Directors, page 58

16.                                 Provide us supplementally with copies of any board books or similar materials that CIBC presented to the board in connection with its findings and analysis.  We may have further comments upon review of the board books.

Response.

In response to the Staff’s comment, the Company has been advised by Skadden, Arps, Slate, Meagher & Flom LLP, as legal counsel for CIBC, (“Skadden”), that Skadden is providing the Staff with a copy of the board book CIBC provided to WSI in connection with CIBC’s analysis of the proposed transaction on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act.  In accordance with Rule 12b-4 and Rule 418, Skadden will request that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, Skadden also will request confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

17.                                 We note disclosure in the fourth full paragraph on page 60 that the opinion states that it may not be published, etc. without the prior written consent of CIBC. Please revise this disclosure to state that the CIBC has consented to the use of the opinion in the registration statement.

Response.

In response to the Staff’s comment, the Company has added a new sentence at the end of the third full paragraph on page 60 of Amendment No. 1 to indicate that CIBC has consented to the inclusion of the text of its opinion in the Registration Statement.

Analysis of Precedent Transaction, page 62

18.                                 Please explain what analysis underlies the ratios shown in the column entitled “Transaction” versus the column entitled “Peer Group”.

Response.

CIBC has advised the Company that in the table in the section titled “Analysis of Precedent Transactions” on page 62 of Amendment No. 1, the “Transaction” column refers to the multiple of enterprise value/LTM EBITDA for the precedent transaction indicated and the “Peer Group” column refers to the average multiple of enterprise value/LTM EBITDA of the Peer Group, which is comprised of Allied Waste Industries, Inc., Republic Services, Inc., Waste Connections, Inc., and Waste Management, Inc., at the time of the precedent transaction.  The third full paragraph on page 62 of Amendment No. 1 has been revised to clarify this.

19.                                 In the last paragraph under this subheading, please explain what significant judgments and assumptions CIBC made in this analysis.  The first paragraph of the analysis states that CIBC compared the ratio of the total enterprise value paid for the target to the trailing 12 month EBITDA for the target, so it is unclear what types of judgments and assumptions were made in the analysis.

Response.

In response to the Staff’s comment, the Company has revised the last full paragraph in the section titled, “Analysis of Precedent Transactions” on page 62 of Amendment No. 1 to more clearly state the assumptions and judgments made by CIBC, as communicated to the Company by CIBC, in selecting the precedent transactions, and in assessing their comparability to the merger.

General, page 65

20.                                 We note that CIBC has provided services to both WSI and IESI-BFC during the two years prior to the date of CIBC’s opinion.  In addition to the description of the services that you have provided to the parties, please also disclose the amount of compensation paid or to paid for these services, as required by Item 1015(b)(4) of Regulation M-A.

Response.

In response to the Staff’s comment, the Company has revised the third paragraph under the section titled, “General” on page 65 of Amendment No. 1 to include the aggregate fees for services provided by CIBC to IESI-BFC in the prior two years.  The Company has asked us to further advise the Staff that it has been advised by CIBC that, other than services in connection with the merger, CIBC has not provided services to WSI in the prior two years.

21.                                 Please discuss the term of the Engagement Letter over which the monthly $75,000 of Work Fees applies, and clearly disclose the total amount of Work Fees paid or payable.  Please also explain more clearly how the Work Fees are “credited” against the Initial Opinion Fee.  For example, does this mean that the Initial Opinion Fee is reduced by the amount of the Work Fees, or that the Work Fees are reduced by the amount of the Initial Opinion Fee?  Investors should have a clear understanding of the total amount of fees paid or payable in connection with the fairness opinion.

Response.

In response to the Staff’s comment, the Company has revised the last paragraph under the section titled, “General” on page 66 of Amendment No. 1 to clarify the Work Fees arrangement and the likely total Work Fees payable.

WSI Unaudited Prospective Financial Information, page 67

22.                                 We note the disclaimer of responsibility at the end of the first paragraph.  While it may be acceptable to include qualifying language regarding the prospective information and subjective analyses, such information must still have a reasonable basis, and it is inappropriate to disclaim responsibility for statements made in the proxy statement/prospectus.  Please remove this disclaimer.

Response.

In response to the Staff’s comment, the Company has revised the first paragraph under the section titled “WSI Unaudited Prospective Financial Information” on page 67 of Amendment No. 1 to remove the disclaimer.

Material United State Federal Income Tax Consequences, page 73

23.                                 Please remove phrases qualifying this as a “general discussion” of tax consequences that are “generally applicable” to shareholders, and that the discussion is “for general information only,” as this type of language may suggest that shareholders are not entitled to rely on the disclosure.

Response.

In response to the Staff’s comment, the Company has revised the section titled “Material United States Federal Income Tax Consequences,” which begins on page 73 of Amendment No. 1, to remove phrases that qualify the discussion as “general.”

24.                                 Throughout this discussion, as well as the tax discussion in the Q&A and Summary sections, you state that the parties “intend” for the merger to qualify as a reorganization, for the parties to be “parties to the reorganization” and for IESI-BFC to be treated as a corporation under section 367(a) of the Code.  You also state the tax consequences to holders “assuming” that these facts are true, and that holders “generally” will be treated as described.  Please revise all of these and any similar references to provide a more definitive statement of the tax consequences to shareholders, and to remove assumptions of the legal conclusions underlying the opinions.  Counsel must opine on these matters as part of its tax opinion; they cannot be assumed.

Response.

The Company has revised the applicable paragraphs in the section titled “Material United State Federal Income Tax Consequences,” which begins on page 73 of Amendment No. 1, as well as in all other applicable sections of the Registration Statement in response to the Staff’s comment.

25.                                 The discussion that you provide regarding tax consequences should be based upon, or should constitute an opinion of counsel.  Please identify counsel in this section.  You must also file a signed tax opinion prior to effectiveness, as required by Item 601(b)(8) of Regulation S-K.  It is not sufficient to file forms of opinion that will be delivered prior to closing pursuant to your merger agreement unless such delivery is a non-waivable closing condition.  The terms of your merger agreement do not suggest that delivery of the tax opinions cannot be waived.

Response.

In response to the Staff’s comment, the Company has revised the applicable paragraphs in the section titled “Material United States Federal Income Tax Consequences,” which begins on page 73 of Amendment No. 1, to identify counsel.  In addition, signed tax opinions from counsel have been filed as exhibits to Amendment No. 1.

Certain U.S. Federal Income Tax Consequences of the Merger, page 74

26.                                 Please remove the word “Certain” from this subheading.  You must describe the material U.S. federal income tax consequences of the merger.

Response.

The Company has revised the subheading and the disclosure on page 74 of Amendment No. 1 in response to the Staff’s comment.

Directors and Officers Following the Merger, page 86

27.                                 We note that WSI will nominate two individuals who will be appointed as directors of IESI-BFC upon consummation of the merger.  If these individuals are identified prior to effectiveness of the registration statement, please identify these individuals and include all of the information about them that is required by Item 6.A of Form 20-F and if applicable, Items 6.B, 6.E and 7.B of Form 20-F, all as required by Item 18(a)(7) of Form F-4.  Please also file the consents of such individuals to being named in the registration statement, as required by Rule 438 of Regulation C.

Response.

Pursuant to Section 2.4 of the Merger Agreement, within two business days following the consummation of the merger, the Company shall appoint two individuals nominated by WSI to the board of directors of the Company.  WSI shall (following prior consultation with the Company) provide the names of such individuals to the Company within 30 days in advance of the closing date of the merger.

The Company has asked us to advise the Staff that these individuals have not yet been identified and made known to the Company as WSI’s nominees.  The Company has further asked us to advise the Staff that if these individuals are identified prior to effectiveness of the Registration Statement, the Company will include the appropriate disclosure in, and file the relevant consents to, the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC

Definitions of EBITDA and Free Cash Flow, page 116

28.                                 It appears that the measure that is referred to as EBITDA includes other adjustments that are not generally included in EBITDA as commonly defined. Please revise your disclosures to refer to this measure as Adjusted EBITDA instead of EBITDA.

Response.

In response to the Staff’s comment, the Company has revised the measure previously referred to as “EBITDA,” under the section titled “Definitions of EBITDA and free cash flow,” to now reference “Adjusted EBITDA.”

Review of Operations — For the Three and Nine Months Ended September 30, 2009, page 119

29.                                 Please expand/revise your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations.  For example, on page 121 you disclose that the decline in Canadian segment operating costs was due to lower disposal, transportation and vehicle costs, partially offset by higher labor expense due in part to acquisitions.  However, you have not quantified the impact of all of these items.  We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment.  See Item 303(a)(3) of Regulation S-K.

Response.

In response to the Staff’s comment, the Company respectfully submits that changes in operating cost amounts are not significant, unusual, infrequent or material and are consistent with the movements in revenues.  For example, for the three months ended September 30, 2009, the Canadian segment decrease period-to-period was approximately $6,100, of which $3,100 related to foreign currency translation.  The decline in disposal is approximately C$3,000, while the increase in labor is approximately C$400.  The Company believes that none of these amounts are meaningful to an investor’s understanding of the Company’s performance.  Furthermore, a C$400 change in operating costs represents less than 0.15% of total consolidated revenues, which as indicated, the Company deems to be insignificant and not material.  Notwithstanding, in response to the Staff’s comment, the Company has provided further quantification and clarifications in the disclosure for the years ended December 31, 2008 and 2009.

Liquidity and Capital Resources, page 132

30.                                 Please revise your table of contractual cash obligations to include a separate line item for the estimated interest payments on your debt as well as the payments related to your derivative agreements.  Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.  You may consider calculating interest expense based on the interest rate as of the most recent balance sheet date.

Response.

In response to the Staff’s comment, the Company has revised the Contractual Obligations table on page 143 of Amendment No. 1, to add disclosure regarding estimated interest payments specific to its long-term debt facilities and has included a footnote to the table explaining the assumptions used in support of the amounts disclosed.  In addition, the Company has added disclosure regarding estimated payments specific to its interest rate and commodity swaps (collectively its “derivative agreements”) to the Contractual Obligations table on page 143 of Amendment No. 1.

Critical Accounting Estimates

Goodwill, page 167

31.                                 In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in MD&A:

•                                          Identifying the reporting unit(s) to which goodwill applies;

•                                          Sufficient information to enable a reader to understand how you apply your market multiple based approach and discounted cash flow methodology in estimating the fair value of your long-lived assets; and

•                                          Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Response.

In response to the Staff’s comment, the Company has revised the disclosure under the section titled “Critical Accounting Estimates” on page 147 of Amendment No. 1.  The revised disclosure includes the Company’s identification of reporting units and outlines the Company’s approach to estimating fair value.  There were no significant changes in the Company’s methodology or assumptions.

32.                                 Please enhance your discussion of the November 2009 goodwill impairment test for the U.S. northeastern segment as follows:

•                                          Provide a description of the methods and key assumptions used to determine fair value of the reporting unit and how the key assumptions were determined;

•                                          Discuss the uncertainty associated with the key assumptions.  For example, it appears you use a discounted cash flow methodology; to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•                                          Discuss any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Response.

In response to the Staff’s comment, the Company has asked us to advise the Staff that it performed its annual goodwill impairment test on April 30, 2009.  The Company’s annual goodwill impairment test for its U.S. northeast segment did not result in the recognition of an impairment loss on April 30, 2009.  In light of various economic and financial conditions, the Company reviewed the requirements to perform the test of impairment in advance of its next annual test in April 2010.  The Company’s review concluded that conditions were not present to require the Company to re-perform its test for the impairment of goodwill for any of its reporting units.  We have been asked to advise the Staff that the Company is committed to monitoring both economic and financial conditions and re-perform its test for impairment as conditions warrant.

As a result of the Company’s annual impairment test on April 30, 2009, the Company determined that it had a sufficient positive difference between the fair value of its U.S. northeast reporting unit relative to its carrying amount.  Accordingly, specific disclosures pertaining to key assumptions used in the calculation of its U.S. northeast reporting unit’s fair value were not made because the Company believed that the amounts involved represented a low impairment risk.  The Company has instead chosen to provide more general disclosure in light of its calculations and improving economic and financial conditions.

Income Taxes, page 167

33.                                 Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management.  Please describe the nature of the positive and negative evidence you considered in your determination that deferred tax assets were recoverable as of December 31, 2008 and September 30, 2009 and how that evidence was weighted.  Refer to the SEC Release Nos. 33-8350 and 33-8040.

Response.

In response to the Staff’s comment, the Company has asked us to advise the Staff that its deferred income tax assets are comprised of unutilized loss carryforwards, deferred financing costs and accounting provisions not currently deductible for tax.  The Company has determined that deferred income tax assets related to deferred financing costs are not significant.  Accordingly, no additional disclosures specific to deferred tax assets arising from deferred financing costs were added.

An excerpt from the Company’s “Critical Accounting Estimates” section is provided below for the Staff’s reference, which can also be found on page 150 of Amendment No. 1.

“The recognition of deferred tax assets related to unutilized loss carryfowards is supported by IESI-BFC’s historical and expected continuing ability to generate income subject to tax.  While unlikely, should IESI-BFC be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to it prior to their expiry.  IESI-BFC has historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize its realization of these deferred tax assets.  Should IESI-BFC not be able to realize on deferred tax assets attributable to loss carryforwards, it would record a deferred income tax expense in the period when IESI-BFC determined the losses were determined to be less likely than not to be realized.  IESI-BFC’s maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryfowards, approximately $95,500.  In light of IESI-BFC’s historical ability to generate income subject to tax and based on its expectations for the future, IESI-BFC views the risk of not realizing on these deferred tax assets as low.

IESI-BFC recognizes accounting expense related to its accounting for landfill closure and post-closure costs.  While these accounting expenses are recorded in IESI-BFC’s statement of operations they are not deductible for tax on a similar basis.  IESI-BFC is obligated under the terms of its landfill operating permits to satisfy the obligations for closure and post-closure monitoring.  IESI-BFC views its historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that IESI-BFC will continue as a going concern for some time, and as such deems the risk of not recognizing these deferred tax assets as low.”

Information about IESI-BFC, page 100; Description of Share Capital, page 263:  Comparison of Stockholder Rights, page 265

34.                                 It is not clear that you have provided all of the information that is required by Items 10.A and 10.B of Form 20-F.  Please see Item 4(a)(3) of Form F-4.  Please tell us supplementally where responsive disclosure is made and revise your disclosures as necessary to provide all of the required information.

Response.

In response to the Staff’s comment, the Company has revised its disclosure in response to the Staff’s comment to provide all of the information required by Items 10.A and 10.B of Form 20-F.  Responsive disclosure has been made on pages 248 to 251 and page 255 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 273

35.                                 On page 274, you indicate that estimated transaction costs and severance costs totaling $20,146 have been excluded from the pro forma purchase price allocation and the unaudited pro forma condensed combined statement of operations as they are non-recurring onetime charges.  Please tell us how you considered Rule 11-02 (b)(6) of Regulation S-X in determining it was appropriate to exclude estimated severance costs from your pro forma condensed combined balance sheet.

Response.

The Company respectfully submits that the severance amounts referenced are not contractual.  The Company understands that the termination of employees and closing of facilities are typical actions taken in connection with business combinations to eliminate costs perceived by management as redundant and that the timing and effects of management’s actions are generally too uncertain to meet the criteria for pro forma adjustments.  Accordingly, the Company provided an estimate of the amounts which are expected to impact the operations and liquidity of the newly combined companies on a go-forward basis.  In light of the Staff’s comment, the Company has revised the final paragraph on page 261 of Amendment No. 1 to clarify the exclusion of non-contractual severance costs.

The Company has asked that we draw the Staff’s attention to the change in estimated transaction and severance costs from $20,146 to $14,630.  The change is the result of both IESI-BFC and WSI incurring certain transaction costs in the fourth quarter of 2009.  In addition, a change to the foreign currency exchange rate has also contributed to the change in the estimated transaction and severance costs.

36.                                 Please present your historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

Response.

The Company has revised the face of the pro forma balance sheet on page 262 of Amendment No. 1 in response to the Staff’s comment.

37.                                 Please revise to present each component of shareholders’ equity separately on the face of the pro forma balance sheet.

Response.

The Company has revised the face of the pro forma balance sheet on page 262 of Amendment No. 1 in response to the Staff’s comment.

Note 5 — Pro Forma Earnings Per Share. page 282

38.                                 Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.  See paragraph 40(c) of SFAS 128.

Response.

In response to the Staff’s comment, the Company has revised the disclosure on page 268 of Amendment No. 1 to disclose the number of additional shares attributable to anti-dilutive share based options and warrants that could potentially dilute, in the future, pro forma basic net income per share and that were not included in the computation of pro forma diluted net income per share.

Financial Statements- IESI-BFC Ltd

General

39.                                 Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response.

In response to the Staff’s comment, the Company has asked us to advise the Staff that the financial statements in Amendment No. 1 have been updated to comply with the updating requirements of Rule 3-12 of Regulation S-X.

Balance Sheet, page F-132

40.                                 Please revise your balance sheets to include the components of shareholders’ or unitholders’ equity (deficiency) separately as shown in illustrative example A3 of SFAS 160.

Response.

In response to the Staff’s comment, the Company respectfully submits that it has complied with the requirements of SFAS 160 by separately disclosing its non controlling interest component of equity.  The Company presented the components of shareholders’ or unitholders’ equity (deficiency) in accordance with S-X Rule 5-02, which permits the information to appear in related notes or elsewhere in the financial statements, as opposed to the face of the balance sheet.  Notwithstanding, the Company has revised the disclosure on page F-75 of Amendment No. 1 in response to the Staff’s comment.

Statements of Operations and Comprehensive Income (Loss), page F-133

41.                                 Please revise your statements of operations and comprehensive income (loss) to show separately the amounts of consolidated comprehensive income attributable to the parent and the non-controlling interest as shown in illustrative example A5 of SFAS 160.

Response.

In response to the Staff’s comment, the Company respectfully submits that there exists a range of reasonable accounting practices with respect to the application of the transitional provisions of SFAS 160.  The FASB did not provide transition guidance in Statement 160 for entities that did not historically attribute other comprehensive income or loss to the non-controlling interest.  As a result, the Company applied the provisions in paragraph 30 of ARB 51 and paragraph 14 of SFAS 130, both added by SFAS160, prospectively.  Prior periods presented for comparative purposes, and the beginning balance of the non-controlling interest in the period of adoption of SFAS 160, have not been adjusted.  The Company has revised its disclosure on page F-76 of Amendment No. 1 in response to the Staff’s comment to show comprehensive income (loss) fully allocated to the controlling interest for the years ended December 31, 2008 and 2007.  Comprehensive income has been allocated between controlling and non-controlling interest in accordance with SFAS 160 for the year ended December 31, 2009.

4. Summary of Significant Accounting Policies

Mezzanine Equity, page F-143

42.                                 You disclose that you classified trust units and participating preferred securities as mezzanine equity and recorded their values at their maximum redemption amount at each balance sheet date.  Redemption value adjustments were recorded to mezzanine equity and were offset by an adjustment to deficit.  Exchangeable shares are included in the calculation of basic weighted average trust units outstanding.  Please tell us how you considered paragraph 19 of EITF D-98 and paragraphs 30 through 34 of SFAS 128 in determining your accounting treatment for the calculation of basic and diluted net income per weighted average share or trust unit.

Response.

As is disclosed under the section title “Mezzanine Equity” in Note 4 on page F-86 of Amendment No. 1 to the Company’s consolidated financial statements, the Company’s trust units were redeemable by their holders at any time, and were therefore classified outside of permanent equity in accordance with EITF Topic D-98.  Up until the date of the conversion of the Company’s trust structure to a corporation, the participating preferred securities were also classified outside of permanent equity; while the participating preferred shares were not themselves redeemable at the option of the holder, they were exchangeable, at the option of the holder, into the redeemable trust units, and were economically equivalent to a trust unit.  There were no other classes of equity holders, and consequently, the redemption value adjustments recorded did not reflect, in substance, preferential distributions paid to any individual class of equity holders.  Consequently, while the Company considered paragraph 19 of EITF Topic D-98, the Company has advised us that it ultimately concluded that it was not applicable to the determination of earnings per share or trust unit.

The Company had no contingently issuable shares outstanding during any period presented, and consequently, has advised us that it does not believe that paragraphs 30 through 34 of SFAS 128 are applicable to the accounting treatment for the calculation of basic and diluted net income per weighted average share or trust unit.

The Company acknowledges that Note 4 of the Company’s consolidated financial statements disclosed that exchangeable shares are included in the calculation of basic weighted average trust units outstanding.  As is evident in the disclosure of net income per share or trust unit in Note 19 of the Company’s consolidated financial statements, this is, in fact, not the case, and consequently, the Company has revised its disclosure on pages F-86 and F-109 of Amendment No. 1 to remove the statement from Note 4 and amend the disclosure of weighted average number of trust units outstanding for the year ended December 31, 2007 in Note 19, respectively.  The Company has asked us to advise the Staff that these changes have no impact on total earnings per share or trust unit for any period presented.

19. Equity

Net Income per Share or Trust Unit, page F-165

43.                                 Please clearly disclose the terms of any dividend rights associated with your participating preferred shares.  Please tell us what consideration you gave to using the two-class method pursuant to FSP EITF 03-6-1, EITF 03-6, and paragraphs 60 and 61 of SFAS 128 for the periods presented.

Response.

The Company respectfully advises the Staff that disclosure of the dividend rights attached to the participating preferred shares is disclosed in the section title “Non-Controlling Interest” on page of F-108 of Note 19 to the Company’s consolidated financial statements.  These participating preferred shares, although issued by IESI Corporation, a subsidiary of the Company, participated in dividends with the Company’s trust units on an equivalent basis (on an if-converted basis) prior to the conversion of the Company’s trust structure to a corporation, and have subsequently participated in dividends with common shares, also on an equivalent basis (on an if-converted basis). These participating preferred shares are, consequently, considered to be convertible participating securities for purposes of computing earnings per share, as discussed in EITF Issue No. 03-6 (“EITF 03-6”) and paragraphs 60 and 61 of SFAS 128.  Accordingly, as discussed in Issues 6 and 7 of EITF 03-6, the Company has computed basic and diluted earnings per share using the two-class and if-converted methods, respectively. The calculation of earnings per share is disclosed in Note 19 to the financial statements. As is disclosed in Note 19, basic earnings per share has been computed by dividing the net income attributable to common shareholders or trust unit holders (net income - controlling interest) by the weighted average number of shares or trust units outstanding as at each period end.  Diluted earnings per share, on the other hand, has been calculated as if all participating preferred shares had been exchanged for common shares or trust units; the numerator therefore includes net income attributable to the participating preferred shareholders (net income — non-controlling interest) while the denominator includes the total number of common shares or trust units that would be outstanding upon conversion.

The Company considered FSP EITF 03-6-1, but has advised us that it ultimately concluded that the standard was not applicable as there are no unvested share-based payment awards in any period that contained non-forfeitable rights to dividends or dividend equivalents within the scope of the issue.

Interim Financial Statements

General

44.                                 Please address the comments above in your interim financial statements.

Response.

The Company has asked us to advise the Staff that the financial statements in Amendment No. 1 have been updated to comply with the updating requirements of Rule 3-12 of Regulation S-X and that Amendment No. 1 does not include interim financial information.

Item 22. Undertakings, page II-4

45.                                 We note that you have included the undertakings relating to registration on Form F-4 of securities offered for resale; however, disclosure on page 84 under the subheading “U.S. Resale Requirements” states that this registration statement does not cover resales.  Please clarify your intentions in this regard and amend your disclosure or undertaking accordingly.

Response.

In response to the Staff’s comment, the Company has revised its undertakings on II-4 of Amendment No. 1 to remove the undertakings of Item 512(g) of Regulation S-K.  As is disclosed in the last sentence on page 84 of Amendment No. 1, the Registration Statement does not cover resales of shares by persons who are restricted from selling their shares under the Securities Act.

*       *       *       *       *

The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter.  The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *       *       *

Any questions or comments with respect to Amendment No. 1 or this letter may be communicated to the undersigned at (212) 880-6050 or Daniel P. Raglan at (212) 880-6160.  Please send copies of any correspondence relating to this filing to Joris M. Hogan by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.

Sincerely,

/s/ Joris M. Hogan

Joris M. Hogan

cc:	Sherry Haywood
(Securities and Exchange Commission)

William Chyfetz
Thomas J. Fowler
Andrea S. Rudnick
(IESI-BFC Ltd.)

Daniel P. Raglan
Michael D. Amm
(Torys LLP)

Ivan R. Cairns
(Waste Services, Inc.)

Rick L. Burdick
Daniel I. Fisher
(Akin Gump Strauss Hauer & Feld LLP)

Christopher W. Morgan
(Skadden, Arps, Slate, Meagher & Flom LLP)